Goodwin Procter LLP

Counselors at Law

100 Northern Avenue

Boston, MA 02210

T:   617.570.1000

F:   617.523.1231

October 14, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	CRISPR Therapeutics AG
Amendment No. 1 to Registration Statement on Form S-1
Filed October 7, 2016
CIK No. 0001674416

Dear Ms. Hayes:

This letter is confidentially submitted on behalf of CRISPR Therapeutics AG (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on October 7, 2016 (the “Registration Statement”), as set forth in the Staff’s letter dated October 13, 2016 addressed to Dr. Rodger Novak, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to the Registration Statement in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and in the responses refer to the Registration Statement and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Securities and Exchange Commission

October 14, 2016

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and Amendment No. 2.

Exhibit 5.1

1.	The opinion that you file must be based on all facts relevant to the issues required to be addressed by Item 601(b)(5), not merely a list of documents that counsel elects to review. Please have counsel revise its opinion accordingly. Please also apply this comment to Exhibit 8.1.

RESPONSE: In response to the Staff’s comment, the Company’s counsel has revised the opinions in Exhibit 5.1 and Exhibit 8.1 to clarify that the enumerated list of documents in Section I are not the exclusive list of examined documents and that counsel reviewed all relevant facts and issued required by Item 601(b)(5).

2.	Regarding the assumptions in paragraphs c) through f) of Part II:

•

Please explain why assumptions c) and f) are both necessary and appropriate, as they appear to be matters of material fact or law that underlie the ultimate opinion. Tell us whether counsel can rely on certificates of officers or other means rather than include these assumptions, or provide an opinion of counsel that does not include them. Regarding assumption f), tell us whether counsel can review public records to determine whether the documents have been amended.

•

Please explain why assumption d) is necessary and appropriate, given the statement that counsel expresses no opinion as to any auditing matters. Alternatively, please have counsel revise its opinion to remove this assumption.

•

Assumption e) appears to relate to a readily ascertainable fact. Please have counsel revise its opinion accordingly or tell us why counsel believes why this is not a readily ascertainable fact and why the assumption is necessary. Please also apply this comment to Exhibit 8.1.

RESPONSE: In response to the Staff’s comments, the Company’s counsel has removed assumptions c) through f) of Part II in Exhibit 5.1 and Exhibit 8.1.

3.	We note the qualification in paragraph a) of Part IV that counsel has “not investigated… any matters of fact.” Please file an opinion based on a review of all legal and factual matters necessary to form the basis of the opinion given. Please also apply this comment to Exhibit 8.1.

RESPONSE: In response to the Staff’s comment, the Company’s counsel has removed the second sentence in Section IV a) in Exhibit 5.1 and Exhibit 8.1.

Securities and Exchange Commission

October 14, 2016

4.	Please tell us why the qualification in paragraph c) of Part IV is necessary and appropriate. Alternatively, file an opinion of counsel that does not contain this assumption.

RESPONSE: In response to the Staff’s comment, the Company’s counsel has removed the clause c) in Section IV of Exhibit 5.1 and Exhibit 8.1.

5.	Please tell us how the last sentence of the penultimate paragraph is consistent with Section 14 of the Securities Act. Please apply this comment to the similar statements in Exhibit 8.1.

RESPONSE: In response to the Staff’s comment, the Company’s counsel has removed the exclusive jurisdiction clause and the clause limiting any liability resulting from the opinions solely to the Company’s counsel from each of Exhibit 5.1 and Exhibit 8.1. The Company respectfully submits to the Staff that the clause limiting the matters to Swiss law is appropriate since the content of the opinions relate solely to Swiss corporate governance matters and Swiss tax matters. The Company further submits that this qualification is consistent with the requirements of Staff Legal Bulletin 19, Section IIB(c), which provides in part that “In the [5.1] opinion, counsel must opine on the laws of the registrant’s jurisdiction of incorporation.”

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1393.

Sincerely,

/s/ Robert E. Puopolo

Robert E. Puopolo

cc:	Rodger Novak, M.D., Chief Executive Officer, CRISPR Therapeutics AG
Marc Becker, Chief Financial Officer, CRISPR Therapeutics AG
Mitchell S. Bloom, Esq., Goodwin Procter LLP
Seo Salimi, Esq., Goodwin Procter LLP
Patrick O’Brien, Esq., Ropes & Gray LLP
Paul Kinsella, Esq., Ropes & Gray LLP